$500,000,000	FILED PURSUANT TO RULE 433

1.800% SENIOR NOTES DUE 2018 (RE-OPENING)	FILE NO. 333-192302

Terms and Conditions:

Issuer:	Citigroup Inc.
Ratings*:	Baa2 (stable outlook)/A- (negative outlook)/A (stable outlook) (Moody’s / S&P / Fitch)
Trade Date:	February 12, 2015
Settlement Date:	February 18, 2015 (T+3 days)
Maturity:	February 5, 2018
Par Amount:	$500,000,000. Upon settlement, the notes will form part of the same series as, and will be fungible with, the Issuer’s outstanding 1.800% Notes due 2018 issued on February 5, 2015, and the aggregate principal amount of this series of notes will be $2,500,000,000.
Semi-Annual Coupon:	1.800% per annum
Re-offer Spread to Benchmark:	T3 + 90 basis points
Re-offer Yield:	1.903% per annum
Public Offering Price:	99.704%
Net Proceeds to Citigroup:	$497,595,000 (including $325,000 accrued interest but before expenses)
Interest Payment Dates:	The 5th of each February and August, beginning August 5, 2015. Following business day convention.
Day Count:	30/360.
Defeasance:	Applicable. Provisions of Sections 12.02 and 12.03 of the Indenture apply.
Redemption at Issuer Option:	Only for tax purposes.
Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.
Sinking Fund:	Not applicable.
Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.
Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof
Sole Book Manager:	Citigroup Global Markets Inc.
Co-Managers:	Academy Securities, Inc.
CastleOak Securities, L.P.
Lebenthal & Co., LLC
Mischler Financial Group, Inc.
PNC Capital Markets LLC
Samuel A. Ramirez & Company, Inc.
Siebert Brandford Shank & Co., LLC
CUSIP:	172967JH5
ISIN:	US172967JH59

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-192302. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.